UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

GLOBAL NUTECH, INC.

(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

37950U204

(CUSIP Number)

Karim Ayed
c/o International Plant Services L.L.C.
1602 Old Underwood Road
La Porte, TX 77571
(281) 867-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No.  37950U204

SCHEDULE 13D

1	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (entities only)

Karim Ayed

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds IN

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Belgium

NUMBER OF SHARES	7. Sole Voting Power	14,705,882
BENEFICIALLY
OWNED BY
EACH REPORTING	8. Shared Voting Power	-0-
PERSON WITH

	9. Sole Dispositive Power	14,705,882
	(**See Item 3, below)

	10. Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially owned by Each Reporting Person

14,705,882

CUSIP No. 37950U204

SCHEDULE 13D

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person IN

CUSIP No.  37950U204

SCHEDULE 13D

Item 1. Security and Issuer

      This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.00001 per share, of Global NuTech, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 7601 Windwood Drive, Huntington Beach, CA 92647.

Item 2. Identity and Background

      (a) This Statement on Schedule 13D is filed by on behalf of Karim Ayed (the “Reporting Person”).

      (b) The address of the Reporting Person is c/o International Plant Services, L.L.C., 1602 Old Underwood Road, La Porte, TX 77571.

      (c) At the time of the transaction being reported, Reporting Person was a 50% owner of International Plant Services, L.L.C.

      (d) During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (e) The Reporting Person is a citizen of Belgium.

Item 3.  Source and Amount of Funds or Other Consideration

On December 30, 2011, the Reporting Person entered into and closed a transaction pursuant to a Share Exchange Agreement dated December 30, 2011 by and among the Issuer, International Plant Services L.L.C. (“IPS”) and certain equity holders of IPS, which include the Reporting Person. Pursuant to the terms of the Share Exchange Agreement, the Reporting Person exchanged his 50% ownership interest in IPS for 14,705,882 Shares (the “Transaction Shares”) and a 5,000,000 shares of Series B Preferred Stock.

Reference is made to the Current Report on Form 8-K and Amended Current Report on Form 8-K/A dated December 30, 2011 which was filed by the Issuer with the Securities and Exchange Commission.

CUSIP No. 37950U204

Item 4.  Purpose of Transaction

      The Reporting Person acquired the Transaction Shares in exchange for his ownership interest in IPS.  See Item 3, above for further information on the transaction.  The Reporting Person has no further plans which would relate to or result in:

ñ	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
ñ	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
ñ	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
ñ	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
ñ	Any material change in the present capitalization or dividend policy of the Issuer;
ñ
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

ñ	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
ñ
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

ñ	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
ñ	Any other action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)  Prior to acquiring the Transaction Shares, the Reporting Person did not beneficially own any shares of Common Stock. As a result of acquiring the Transaction Shares, the Reporting Person owns 14,705,882 Shares which represent 38.4% of the issued and outstanding Shares of Common Stock of the Issuer as of the date hereof.

(b)  The Reporting Person has the sole power to vote and to dispose of 14,705,882 Shares, or 38.4% of the Common Stock of the Issuer, subject to the restrictions described in Item 3, above.

CUSIP No.  37950U204

      (c)  The Reporting Person has not effected, within the last sixty (60) days, any transactions involving Common Stock other than those which are the subject of this Schedule 13D.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in Item 3, above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

      None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2012

/s/ Karim Ayed
Karim Ayed